

July 17, 2012

<u>Via Email</u>
Eric M. Swedenburg
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-63954

> **Re: Elster Group SE**
> **Schedule TO-T filed July 9, 2012**
> **Schedule TO-T/A filed July 10, 2012**
> **Schedule TO-T/A filed July 16, 2012**
> **Schedule TO-T/A field July 17, 2012**
> **Filed by Mintford AG and Melrose PLC**
> **SEC File No. 5-86098**

Dear Mr. Swedenburg:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed of the filings listed above. The scope of our review is limited to the matters identified below. All defined terms have the same meaning as in your filings, unless otherwise noted.

Please respond to this letter promptly by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please allow sufficient time for additional staff review after filing your revised offer materials and your response letter.

Schedule TO-T – Exhibit (a)(1)(A) – Offer to Purchase dated July 9, 2012

Summary Term Sheet – Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?, page 6

1. Tell us in your response letter whether the Offer is subject to a maximum time limit under German law. If so, how will you extend if required to so under US federal securities laws as you state that you will in this section? We may have further comments after reviewing your response.

Upon the successful consummation of the Offer, will ADSs continue to be listed and traded on the NYSE…?, page 9

2. With respect to possible second step transactions after this Offer is consummated, clarify whether the form of the consideration (cash) would remain the same. In addition, disclose the form of these potential transactions where possible and clarify whether US laws would apply.

Will this Offer be followed by a squeeze-out of minority shareholders if not all Shares are tendered?, page 9

3. In the first paragraph in this section, you describe your "current intent" to conduct a squeeze out if you own 95% or more of the total share capital after consummation of the Offer. In the second paragraph, in describing what you will do if you own 90% or more of the total share capital of Elster after the Offer you state that you "may" enter into a merger agreement followed by a squeeze out. Describe your current intent with respect to the latter scenario. If your intentions are unknown at this time, clarify this and describe the factors upon which a decision would be made.

4. Describe your intentions with respect to a second step transaction (or lack thereof) if you complete the Offer but obtain less than 90% of the total share capital of Elster and the ADSs are not delisted from the NYSE. Clarify whether US security holders would be included and treated in the same manner as other remaining target holders.

5. Describe any rights afforded to remaining Elster shareholders if you enter into a domination agreement with Elster, as you state you intend to do.

Possible Effects of the Offer on the Market Price for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulation, page 26

6. Information about what will happen to securities that remain outstanding after the successful consummation of a tender offer is critical to security holders currently

faced with an investment decision. Update the disclosure regarding the two constitutional challenges to the applicable German law concerning delistings and specifically, with respect to the decision of the German Constitutional Court anticipated to be delivered on July 11, 2012. Revise the disclosure throughout the offer materials, as appropriate, to address the decision and its impact on your next steps after consummation of this offer, including with respect to the requirement that the delisting application is subject to the approval of the Elster shareholders.

Elster Unaudited Prospective Financial Information, page 28

7. We note that the projections presented on pages 29-30 of the Offer to Purchase have apparently not been prepared in accordance with US GAAP. As a result, advise as to what consideration you have given as to whether the projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your disclosure.

8. For the projections provided, summarize the limitations on and the assumptions underlying them.

9. Refer to the disclaimer in capital letters in the last paragraph of this section on page 31. It is inappropriate for the parties who prepared these projections and those who included them in the offer materials to disclaim any responsibility for their reasonableness, accuracy or completeness. While you may appropriately warn Elster security holders about the limits of the projections and the uncertainty about future performance predictions, please revise the disclaimer consistent with our comment.

Background of the Offer; Contacts with Elster, page 35

10. We note the disclosure here that both Elster and Melrose engaged financial advisors during the negotiations leading up to this Offer. Clarify whether German shareholders have or will receive disclosure about the financial advisors including documents or other materials produced by them different than what is being provided here. We may have further comments.

Conditions to the Offer, page 55

11. Refer to offer condition (ix) on page 57. Briefly describe the "obligations" and "compensation matters" referenced here and how they relate to this offer, such that target security holders can fully understand this offer condition. We may have additional comments.

Please amend the filing in response to the above comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Furnish a response letter with the amendment and provide any supplemental information requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with our comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and
Acquisitions